Securities and Exchange Commission

Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Boston Financial Qualified Housing Tax Credits

L.P. IV, A Limited Partnership

(Name of Subject Company(issuer))

Anise, L.L.C. (offeror)

Christopher J. Garlich Trust

Christopher J. Garlich

Jose L. Evans

Denise Evans

(Names of Filing Persons (identifying status as

offeror, issuer or other person))

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.

Attn: Scott M. Herpich

2345 Grand Boulevard

Suite 2400

Kansas City, Missouri 64108

Telephone (816) 292-2000

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$858,500	$171.70

* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$171.70	Filing party:	Anise, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	September 20, 2005

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

[	] issuer tender offer subject to Rule 13e-4.
[	] going-private transaction subject to Rule 13e-3.
[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 20, 2005, by Anise, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase units (“Units”) of limited partnership interests in BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A LIMITED PARTNERSHIP (the “Partnership”) at a cash purchase price of $101 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 2005, (the “Offer to Purchase”) a copy of which was filed as Exhibit 12.1 to the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Extension of the Offer

The Expiration Date for the Offer has been extended to 5:00 p.m., Kansas City time, on Friday, November 4, 2005. The Offer was previously scheduled to expire at 5:00 p.m., Kansas City time, on Monday, October 17, 2005.

The Offer to Purchase and all related documents are amended to extend the Expiration Date of the Offer from 5:00 p.m., Kansas City time, on Monday, October 17, 2005, to 5:00 p.m., Kansas City time, on Friday, November 4, 2005. All references to the Expiration Date shall mean 5:00 p.m., Kansas City time, on Friday, November 4, 2005.

Item 4. Terms of the Transaction

Item 4 is amended and supplemented as follows.

(a)        The fourth bullet point under “RISK FACTORS” in the Offer to Purchase is deleted in its entirety and replaced with the following:

Confirmation of the transfer of Units could take a significant amount of time due to the fact that the General Partner controls the timing of the transfers. The Partnership's transfer agent provides confirmation of transfers on a quarterly basis (the next confirmation date will be January 1, 2006), and the Purchaser will likely not pay for the Units until that time. Therefore, you could agree to sell and not receive the proceeds of the sale for an extended period. Except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5 herein (see “Withdrawal Rights”), you would not have the right to withdraw your agreement to sell for any reason, between the date of the Offering and sixty days following the date of the Offering, including in the event the market price for the Units increased or another party made a higher offer.

(b)        The third paragraph under “DETAILS OF THE OFFER – 1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION” in the Offer to Purchase is deleted in its entirety and replaced with the following:

If more than 8,500 Units are Properly Tendered the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 8,500 Units, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. If transfers of Units are limited by the Partnership Agreement to a number of Units (the “Transfer Limit”) less than 8,500 Units, and the number of Units that are Properly Tendered exceeds the Transfer Limit, the Purchaser will, upon the terms and subject to the other conditions of the Offer, accept for payment and pay for Units equal to the Transfer Limit, pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Specifically, the Purchaser anticipates rounding up or down to the nearest whole Unit; provided, however, if necessary, the Purchaser might have to round down to avoid purchasing more than the stated maximum number of Units. Subject to its obligation to pay for Units promptly after the Expiration Date, the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments to avoid purchases of fractional Units. The Purchaser does not believe it would take any longer than five business days to determine the effects of any proration required. If the number of Units that are Properly Tendered is less than or equal to 8,500 Units (or the Transfer Limit, if any), the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the other conditions of the Offer. See “Effects of the Offer - Limitations on Resales.”

(c)        Subsection (e) under “DETAILS OF THE OFFER – 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

(e)              the General Partner or the Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser’s reasonable judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement and applicable law, or the Purchaser is unable to confirm to its reasonable satisfaction that the General Partner or Partnership will not refuse to take any such action. Generally, to be reasonably satisfied that the General Partner would not refuse to take actions necessary to cause the Purchaser to be the registered owner of the Units tendered, the Purchaser would need to receive confirmation from the transfer agent that the General Partner of the Partnership transferred the Units on the books of the Partnership and that the Purchaser is being admitted as a substitute limited partner of the Partnership, not merely an assignee;

(d)        Subsection (h) under “DETAILS OF THE OFFER – 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

(h)            the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Unit Holders, such as if the Partnership were to amend the Partnership Agreement so that (i) transfer of Units would be impracticable or impossible or (ii) the Partnership would not recognize any transfer for an extended period of time.

(e)        The section “DETERMINATION OF OFFER PRICE” in the Offer to Purchase is deleted in its entirety and replaced with the following:

In establishing the Offer price, the Purchaser reviewed secondary market prices over the prior two years, which, according to Direct Investments Spectrum, ranged from $42 to $105. Additionally, the Purchaser reviewed certain publicly available information including among other things: (i) Annual Reports on Form 10-KSB and Quarterly Reports on Form 10-QSB and (ii) other reports filed with the Commission, including information relating to the Partnership’s cash on hand, debt obligations and net income and available information for the Leawood Manor apartments. The Purchaser did not obtain current independent valuations or appraisals of the assets.

The Purchaser did not develop an estimated current liquidation value for the Partnership’s Units due to the Purchaser not having access to the Partnership’s books and records or the Partnership’s limited partnership agreement (including partnership agreements in the other limited partnerships in which it has an interest). The Purchaser believes this information is necessary to estimate the liquidation value of the Partnership, including the value of its interest in the other limited partnerships.

(f)         The subsection entitled “Limitations on Resales” in the Offer to Purchase under "EFFECTS OF THE OFFER," is deleted in its entirety and replaced with the following:

Limitations on Resales. There are two separate transfer limitations in the Partnership Agreement. First, the Partnership Agreement provides that no transfer of any Units will be made "if such sale, exchange, transfer or assignment, when aggregated with all other transfers during the same taxable year of the Partnership, would result in both (i) the transfer of more than 5% of the Units (excluding certain permitted transfers) and (ii) the transfer of more than 2% of the Units (excluding Permitted Transfers and transfers made through a Matching Service), unless the Managing General Partner shall have received an opinion of counsel that such sale, exchange, transfer or assignment can be made without material adverse tax consequences to the Partners."

In addition, the Partnership Agreement provides that if "in the opinion of counsel, such sale, exchange, transfer or assignment would, when added to the total of all other Units sold or exchanged within a period of 12 consecutive months prior thereto result in the Partnership being considered to have terminated within the meaning of Section 708 of the Code and such termination would have adverse tax consequences to any Partner . . . ." (a “Tax Termination”).

Accordingly, the Partnership may not recognize any requests for recognition of a transferee Unit Holder upon a transfer of Units if the transfer would result in a Tax Termination. For the same reasons, it is theoretically possible that the number of Units tendered for purchase by the Purchaser taken together with the number of Units that have transferred prior to the Offer could result in a Tax Termination. In such event, Purchaser will purchase the maximum number of Units it may purchase without causing a Tax

Termination, as informed by the General Partner. It is not possible for Purchaser to determine how many Units may be purchased because only the General Partner will know the number of Units that have been transferred in all other transactions prior to the expiration of the Offer. See “Details of the Offer - Terms of the Offer; Expiration Date; Proration.”

The possibility exists that the general partner will deny the transfer of Units. The Purchaser is aware of approximately 12,353 Units being transferred in the last 12 months (which amounts to approximately 18.2% of the 68,043 Units outstanding). Although the Purchaser does not know whether the general partner will enforce a limitation on transfer, the Purchaser should know whether the general partner will transfer the Units tendered when the Partnership's transfer agent provides confirmation of transfers, which occurs on a quarterly basis (the next confirmation date should be January 1, 2005).

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 5 of the Schedule TO is supplemented and amended as follows. The sixth and seventh paragraphs under “CERTAIN INFORMATION CONCERNING THE PURCHASER" is deleted in its entirety and replaced with the following:

On September 28, 2004, the Purchaser filed a lawsuit against two limited partnerships affiliated with the Partnership, relating to the refusal of the two partnerships to register limited partnership Units purchased by the Purchaser. The Purchaser, however, has dismissed the litigation against the Partnership because the Partnership rescinded its refusal to register the transfer of the Units requested.

Park G.P., Inc. (“Park”), a substituted limited partner in the Partnership and an affiliate of Maxus Properties, filed a lawsuit against the Partnership, which is pending in the Circuit Court of Clay County, Missouri, Case No. CV104-005765CC (the "Clay County Litigation"). Park's lawsuit against the Partnership relates to the Partnership's refusal to make available for inspection and copying books and records requested by Park.

On September 28, 2005, Park wrote a letter to the Partnership advising that it believed the recent sales of partnership interests were in violation of the partnership agreement, and required a vote of the limited partners. In response, on October 3, 2005 the Partnership filed a Complaint for Declaratory Judgment action against Park in the Commonwealth of Massachusetts, Superior Court Department, Business Litigation Session, Case No. 2005-4191-BLS-2 ("Massachusetts Litigation"), seeking to have the court declare the rights under the partnership agreement.

On October 4, 2005, the Partnership filed a Schedule 14D-9 in which it disclosed the possible additional sale of other assets.

On October 11, 2005, Park filed a motion in the Clay County litigation to allow Park to file an amended petition to assert claims for the alleged wrongful sale of Partnership assets in violation of the partnership agreement. This case is ongoing. Park also filed a motion of temporary restraining order to prevent the Partnership from entering into any additional contracts regarding the disposition of Partnership assets, which motion was denied on October 14, 2005.

In addition, Park or affiliates of Park sent the Partnership letters in the past two weeks with respect to (i) concerns regarding the use of Partnership funds to pay off tax liabilities of limited partners related to the tax credit recapture for Bentley Court apartments and (ii) requesting the Partnership to submit a proposal to limited partners to amend the partnership agreement to require limited partner approval of the sale of local limited partnership interests and (iii) the negative tax effect of certain sales of local limited partnership interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2005.

ANISE, L.L.C., a Missouri limited liability company

By:	/s/ Michele Berry
Michele Berry, Manager

Christopher J. Garlich Trust

By:	/s/ Christopher J. Garlich
Christopher J. Garlich Trustee

/s/ Christopher J. Garlich

Christopher J. Garlich

/s/ Jose L. Evans

Jose L. Evans

/s/ Denise Evans

Denise Evans